Exhibit 99.2
Amended Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Second Quarter ended June 30, 2006

Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with the 2005 Annual MD&A, the 2005 Annual Audited Financial Statements and the Notes thereto and the June 30, 2006 interim Unaudited Consolidated Financial Statements and the Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars, unless otherwise stated. All tabular amounts are in thousands of Canadian dollars, except for share data and per share figures. Throughout this document, percentage changes are calculated using numbers rounded to the decimal they appear. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in fiscal 2005 for discontinued operations. This amended MD&A has been prepared as of August 23, 2006. The terms “the Company”, “Royal Group” or “the Group” refer to Royal Group Technologies Limited and its business segments and subsidiaries.
Review and Approval by the Board of Directors
The Board of Directors (“Board”), on the recommendation of the Audit Committee, approved the contents of this amended MD&A on August 23, 2006.
Company Information
This document along with additional information that will be of interest to investors, including the June 30, 2006 interim Unaudited Consolidated Financial Statements, the 2005 Annual MD&A and the 2005 Audited Consolidated Financial Statements can be accessed on the Investor Relations section of Royal Group’s web site at www.royalgrouptech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com. Royal Group’s filings with the U.S. Securities and Exchange Commission (“SEC”) can be found at www.sec.gov. To request a printed copy of the above-mentioned documents, you may also contact Royal Group’s transfer agent, Computershare Trust Company of Canada, at (800) 564-6253, or via e-mail at service@computershare.com or investorrelations@royalgrouptech.com.
Accounting Estimates and Assumptions
Royal Group’s Consolidated Financial Statements are prepared in accordance with GAAP and contain certain estimates and assumptions that affect the reported amounts in the Unaudited Consolidated Financial Statements and the accompanying notes. These estimates and assumptions are based on historical experience and management’s best knowledge of current events and actions that Royal Group may undertake in the future. Actual results could differ from those estimates. Certain factors, which could cause actual results to differ from those estimates, are discussed in more detail in the “Risks and Uncertainties” section of this MD&A. Estimates are used when accounting for certain items, the more critical of which are discussed in more detail in the “Critical Accounting Estimates” section of this MD&A.

Caution Regarding Forward-Looking Statements
This MD&A contains certain forward-looking statements with respect to Royal Group. These statements are often, but not always made through the use of words or phrases such as “expect”, “should”, “continue”, “believe”, “anticipate”, “suggest”, “estimate”, “contemplate”, “target”, “plan”, “budget”, “may”, “will”, “schedule” and “intend” or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual performance or results to be materially different from those anticipated in these forward-looking statements. Royal Group is under no obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or other factors except as required by applicable law. For a more detailed discussion of the material factors or assumptions that were applied in drawing conclusions or making a forecast or projection set out in such forward looking information, see the sections of this MD&A entitled “Risks and Uncertainties” and “Critical Accounting Estimates”.

This MD&A is organized into 5 sections:

A. Corporate Overview	Pages 4 to 8
Business Overview
Summary of Significant Events
Subsequent Events

B. Consolidated Financial and Operating Results	Pages 9 to 18
Consolidated Financial Results
Details of Unusual Charges
Discontinued Operations and Assets Held for Sale
Quarterly Financial Information
Financial Results Analysis
Non GAAP Measures

C. Financing and Risk Management	Pages 19 to 21
Liquidity and Capital Resources
Commitments and Other Contractual Obligations
Debt/Capital Resources
Outstanding Share Data

D. Operating Environment	Pages 22 to 28
Competition
Investigations
Class Action Lawsuits
Criminal Investigation by the Antitrust Division of the United States Department of Justice
Special Investigative Committee
Financial Reporting and Disclosure
Risks and Uncertainties

E. Accounting Policies	Page 29
Critical Accounting Estimates
New Accounting Standards
Related Party Transactions

A. Corporate Overview
Business Overview
Royal Group is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American marketplace. The Company has manufacturing operations primarily located throughout North America to service its extensive customer network.
Royal Group estimates that a significant portion of its sales is derived from residential renovation, repair and remodelling and the residential new construction markets. The residential renovation, repair and remodelling markets have demonstrated stable and consistent growth and have been less cyclical than the new construction demand market.
Summary of Significant Events
Plan of Arrangement with Georgia Gulf Corporation
On June 9, 2006 the Company entered into an Arrangement Agreement (“Arrangement”) with Georgia Gulf Corporation (“Georgia Gulf”), a leading North American manufacturer and international marketer of two integrated product lines, which include chlorovinyls and aromatics products. The all cash transaction pursuant to which Georgia Gulf will acquire all of the common shares of Royal Group at a price of $13.00 (CAD) per share represents a 43.5% premium over Royal Group’s closing share price on the Toronto Stock Exchange of $9.06 on June 8, 2006. Royal Group has been involved in a sale process since May 25, 2005, when the Board announced that it would open a data room and solicit bids from a broad group of potential acquirers. Over 30 potential bidders signed confidentiality agreements and were allowed access to the data room, with six potential bidders receiving extensive management presentations. The Company received a proposal from Georgia Gulf. The Board, acting on the unanimous recommendation of the special committee of independent directors, unanimously approved the transaction and determined that the transaction is fair to Royal Group’s shareholders and is in the best interests of the company. The Board has recommended that Royal Group shareholders vote in favor of the transaction. Royal Group’s Board has received an independent opinion from BMO Nesbitt Burns Inc. that the consideration is fair, from a financial point of view, to Royal Group’s shareholders. Deutsche Bank and Scotia Capital Inc. provided advisory services to the board in connection with the transaction.
On August 4, 2006, the shareholders of the Company voted and approved the Arrangement with Georgia Gulf.
The Arrangement is conditional upon receipt of all approvals under the Competition Act (Canada), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, and the Investment Canada Act (Canada). The Company anticipates that the approvals will be received by the end of September 2006.
Goodwill Impairment
In accordance with the CICA Handbook 3062 Goodwill and Other Intangible Assets, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the fair value of a reporting unit may be below the carrying value of the same reporting unit. During the quarter ended June 30, 2006, the Company entered into an Arrangement with Georgia Gulf to acquire all of the common shares of the Company at $13.00 per share. As a result of this event, management compared the fair value of each of the reporting units with its carrying amount, including the goodwill allocated to the respective reporting unit. The fair value of the reporting units was calculated using discounted future cash flows. The calculation was performed in a manner consistent with the goodwill analysis conducted as of December 31, 2005, but was based upon updated data to June 30, 2006, including the cash payment contemplated under the Arrangement with Georgia Gulf. Management concluded that goodwill was impaired in three reporting units contained within two reporting segments, namely Home Improvement Products and Window Covering Products at June 30, 2006. As a result, the Company has recorded an impairment charge of $25.5 million for the three months ended June 30, 2006, which is recorded in other items and highlighted in the Details of Unusual Charges section of this MD&A. In addition, the impairment analysis indicated that the Building Products’ carrying value is close to the estimated fair value as shown below:

(in thousands of Canadian dollars)	Carrying Value	Estimated Fair Value	Carrying Value of Goodwill

Building Products	$129,000	$130,000	$20,079

A 10% change in the discounted future cash flow of the reporting unit would have the following impact on the reporting unit’s estimated fair value:
•	Building Products +/- 10% change = approximately $5 million
Based on the estimated fair value and current performance of the Building Products reporting unit, management determined there was no impairment at this time.
As a result of the risks and uncertainties associated with the assumptions underlying the estimated fair values, there can be no assurance that there will not be impairment in future periods. The Company will continue to test for goodwill impairment on an annual basis in the fourth quarter of each year, and at any time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The fair values of the reporting units are calculated using discounted future cash flows, which contain assumptions regarding future operating performance. These assumptions include revenue growth rates, margin assumptions, discount rates and terminal rates. The Company regularly monitors the forecasted cash flows of its reporting units and any significant adverse changes in circumstances or assumptions would require the Company to test for goodwill impairment.
Progress of Management Improvement Plan
Royal Group continues to implement its previously announced Management Improvement Plan. Significant progress has been made with respect to the implementation of the plan, management believes that this progress has laid the foundation for a strengthening of the business over the medium and the long term, which is expected to translate into significant improvements in the Company’s financial performance*. The following highlights the progress made under each of the four components of the Management Improvement Plan.

I. Business Unit Portfolio Restructuring
The Company contemplates completion of additional divestitures in the remainder of the year with total proceeds for 2006 estimated to be $200 to $260 million, which is down slightly from the previous guidance of $260 to $300 million as certain closures are now expected to occur in the early part of 2007. An important element of the Management Improvement Plan is that the divestitures, both completed and anticipated, are not expected to have any adverse impact on the Company’s earnings before interest, tax, depreciation and amortization*. To date, the Company has completed the sale of the following companies: Royal Alliance Inc., Amut S.p.A., Vinyltech Inc., Baron Metal Industries Inc., assets of a tooling company and distribution company and approximately 760,000 square feet of excess manufacturing space.
Royal Group is at various stages of progress with the remaining dispositions which include: Roadex Transport Ltd., Novo Europe B.V., Royal Window Coverings Ltda (Brasil), together with assets no longer in use due to the consolidation of manufacturing operations.
Total consideration received year-to-date on the divestitures and sale of assets is $183.3 million of which proceeds received on closing were $135.4 million and $47.9 million is included in receivables. For additional details regarding the proceeds and the gains (losses) realized in 2006, refer to the section of this MD&A entitled “Discontinued Operations and Assets Held for Sale"*.
II. Cost and Margin Improvement Initiatives
The Company has set an organization-wide goal of improving equipment utilization by 40%, cutting internal scrap rates by 30% and reducing inventories by over 25% over the next year. These improvements should result in substantial cost savings and management expects will enable Royal Group to reduce its manufacturing and warehouse footprint in aggregate by 40%*. These improvements will be realized by the application of advanced manufacturing techniques, including lean manufacturing, advanced statistical problem solving tools, and advancement in extrusion line technology. Several higher speed lines have already been deployed and provide strong evidence that significant efficiency improvements are possible. Over 200 production lines are currently being enhanced, which management expects will allow 25% of the Company’s extrusion lines to be converted to higher speed lines by year-end*. Greater extrusion efficiency allows for manufacturing operation consolidation. The first phase of consolidation, completed in the first quarter of 2006, involved the sale of 550,000 square feet of excess manufacturing space, which reduced the Company’s fixed annual operating costs by $5 million. The second phase of consolidation involves the sale of an additional 1.5 million square feet of excess manufacturing space of which 210,445 square feet of excess manufacturing space was sold during the second quarter of 2006.
The Company has consolidated spending for key materials and services to capture the purchasing leverage of the entire corporation. Several negotiations with suppliers are now complete, with savings realized through purchasing consolidation in the range of 5% to 15% with these particular suppliers. Royal Group purchases approximately $1.1 billion of materials and services on an annual basis. In addition, a series of raw material supply chain analyses

*	Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

has been completed in pursuit of better understanding of suppliers’ economics, which the Company believes will ultimately lead to improved raw material economics. The Company’s procurement organization has been significantly enhanced to ensure that it is accessing leading suppliers around the world.
III. Strategies to Realize Full Potential of Core Businesses
Royal Group has completed detailed profitability analyses for three core divisions and actions are underway to enhance product mix and profitability within those divisions. Similar analyses are being undertaken in each of the other core divisions during 2006.
The Management Improvement Plan contemplates that Royal Group would continue to evaluate strategic options for each of its core businesses, with the intent of realizing these businesses’ strategic full potential through better use of the Company’s extensive manufacturing footprint in North America.
In addition, the Company has targeted specific opportunities to leverage its technology and manufacturing capabilities across the Group. The Company has started to utilize its manufacturing facility in Shanghai, China to produce certain price-sensitive, “opening price point” products, to facilitate a greater penetration of certain market segments in North America that complement its core product offering. Royal Group’s decision to leverage its production facility in China recognizes that PVC (vinyl) resin is currently available in China at discounted prices to those available in North America.
IV. Financing alternatives that capitalize on the strength of Royal Group’s balance sheet
In late December 2005, Royal Group successfully extended its operating line of credit through 2006 with its banking syndicate. Royal Group continues to examine additional financing alternatives to support its strategic plans. These financing alternatives are also being reviewed in the context of the Georgia Gulf Arrangement.
Currently, Royal Group uses the proceeds from divestitures to repay short-term debt, which reduces its level of net debt to total capitalization.
Quebec Tax Assessment
The Quebec National Assembly recently passed in to law Bill 15 to amend the Quebec Taxation Act and other legislative provisions. Bill 15 includes retroactive changes to the Act that will have the impact of creating Quebec taxable income for the Company for prior years. Over the last several years many Canadian companies established structures that used a Quebec Trust to minimize overall tax liabilities in consultation with their tax advisors. Bill 15 has eliminated the ability to use the Quebec Trust structure.
The Company is considering alternatives to reduce the potential exposure for Quebec tax created as a result of this retroactive legislation, but is required under Canadian generally accepted accounting principles to record the full charge for the Quebec tax created in the second quarter of 2006 based on the wording of the legislation as enacted. Assuming all tax years in which the tax structure operated remain open for reassessment, retroactive taxes and estimated interest based on the legislation totals $39.3 million.

New Segmented Reporting
As of December 31, 2005, Royal Group changed its segmented reporting. The new segmentation is an outcome of the recently completed Management Improvement Plan and reflects what management now views as its core operations: Custom Profile and Mouldings, Building Products, Construction Products, Home Improvement Products, Window Covering Products, Materials, and Support.
Subsequent Events
On July 6, 2006, the Company completed the sale of Royal Building Systems Argentina. The financial position of the business was classified as held for sale at June 30, 2006 and its financial results were segregated and presented separately as discontinued operations for both the three and six-month periods ended June 30, 2006 and 2005.
On July 27 2006, the Company decided not to proceed further with the acquisition of Tech-Wood USA, LLC (“Tech-Wood”), a U.S. start-up company, which has a patented polymer and wood-fiber technology for manufacturing wood-polymer composite products such as decking, fencing, railing and other building materials. At June 30, 2006, the Company had deferred $1.2 million in costs related to its investment in Tech-Wood.

B. Consolidated Financial and Operating Results
Consolidated Financial Results
The following table sets forth for the periods indicated the Company’s consolidated financial results:
CONSOLIDATED STATEMENT OF EARNINGS
(in thousands of Canadian dollars, except percentage amounts)

	3 months ended		3 months ended		Dollar	6 months ended		6 months ended		Dollar
	Jun. 30/06%		Jun. 30/05%		Change	Jun. 30/06%		Jun. 30/05%		Change

	(unaudited)		(unaudited)			(unaudited)		(unaudited)

Net sales	458,424	100%	486,680	100%	(28,256)	796,508	100%	823,330	100%	(26,822)
Cost of sales	336,976	74%	358,872	74%	21,696	606,720	76%	616,201	75%	9,481

Gross profit	121,448	26%	127,808	26%	(6,360)	189,788	24%	207,129	25%	(17,341)
Operating expenses	103,391	23%	87,714	18%	(15,677)	197,331	25%	174,840	21%	(22,491)
Other items	15,605	3%	—	0%	(15,605)	7,794	1%	—	0%	(7,794)

Operating earnings (loss)	2,452	1%	40,094	8%	(37,642)	(15,337)	-2%	32,239	4%	(47,626)
Interest and financing charges	16,306	3.6%	8,543	2%	(7,763)	24,171	3%	14,240	1.7%	9,931)

Earnings (loss) from continuing operations before income taxes and minority interest	(13,854)	-3%	31,551	6%	(45,405)	(39,508)	-5%	18,049	2%	(57,557)
Income taxes	26,523	6%	7,987	2%	(18,536)	19,912	2%	4,537	1%	(15,375)

Earnings (loss) from continuing operations before minority interest	(40,377)	-9%	23,564	5%	(63,941)	(59,420)	-7%	13,512	2%	(72,932)
Minority interest	2	0%	(278)	0%	280	264	0%	(291)	0%	555

Earnings (loss) from continuing operations	(40,375)	-9%	23,286	5%	(63,661)	(59,156)	-7%	13,221	2%	(72,377)
Discontinued operations, net of income tax
Loss from discontinued operations	(5,372)	-1%	(4,703)	-1%	(669)	(6,254)	-1%	(6,033)	-1%	(221)
Gain on sale of businesses	13,244	3%		0%	13,244	13,291	2%		0%	13,291

Earnings (loss) from discontinued operations	7,872	2%	(4,703)	-1%	12,575	7,037	1%	(6,033)	-1%	13,070

Net earnings (loss)	$(32,503)	-7%	$18,583	4%	$(51,086)	$(52,119)	-7%	$7,188	1%	$(59,307)

For the three-months ended June 30, 2006, Royal Group sales were $458.4 million, representing a decrease of $28.3 million over the same period last year. Approximately 60% of the Company’s sales were to the U.S. market and were directly affected by the exchange rate movement of the U.S. dollar vis-à-vis the Canadian dollar. The average value of the U.S. dollar declined to 1.1224 Canadian dollars for the three-month period ended June 2006 compared to 1.2439 for the three-months ended June 30, 2005, resulting in a reduction of sales of approximately $35 million. Price increases introduced in late 2005 and early 2006 helped offset the effect of sales volume declines. Sales volume declined as the Company exited certain non-core businesses and exited low margin products and accounts, specifically in the Window Covering Products segment and the Construction Products segment.
The Company’s sales in the six-months ended June 30, 2006 decreased by $26.8 million to $796.5 million from $823.3 million in the comparative period last year. This decline occurred primarily in the second quarter due to the factors outlined above.
The Company’s gross profit as a percentage of sales for the three-months ended June 30, 2006 improved to 26.5% versus 26.3% for the three-months ended June 30, 2005. The effects of exiting certain non-core businesses and low-margin products and accounts have begun to appear in the financial results as labour costs as a percentage of revenue have decreased to 15.7% for the first half of 2006 from 16.6% a year ago. The impact of increased pricing to offset higher raw material costs, was partially offset by lower sales volume. Cost of sales related to U.S. denominated purchases for the three-months ended June 20, 2006, were favourably impacted by approximately $30 million.
Operating expenses are $15.7 million higher in the three-months ended June 30, 2006 versus the three-months ended June 30, 2005 and $22.5 million higher in the six-months ended June 30, 2006 versus the comparative period in 2005. Unusual charges totalling $13.3 million were incurred in the three-months ended June 30, 2006 versus a recovery of $6.5 million for the three-months ended June

30, 2005. In the six-months ended June 30, 2006, unusual expenses were $28.9 million versus a recovery of $0.6 million in the comparative period in 2005. Net of unusual charges, operating expenses in the six-months ended June 30, 2006 decreased by $7.3 million. The majority of this decrease was in non-compensation related selling and delivery expenses, which are $10.9 million lower as a result of reduced sales volumes across the company. Partially offsetting these decreases was an increase in salaries and benefits as the company has invested in corporate resources as part of its Management Improvement Plan.
Other items include an impairment of goodwill partially offset by net gains realized from the sale of excess real estate and assets held for sale.
Details of Unusual Charges
Royal Group continues to incur unusual charges related to the sale process, ongoing investigations, restructuring activities, and programs tied to realigning the organization with the Company’s Management Improvement Plan. Many of these costs can only be recorded as they are incurred and thus the costs will be spread over several reporting periods. For the three-months ended June 30, 2006, unusual charges which are recorded in both Operating expenses and Other items totalled approximately $28.9 million, representing a $37.6 million increase year over year. On a year to date basis unusual charges totalled approximately $36.3 million, representing a $39.1 million increase compared to the six-months ended June 30, 2005. The significant unusual expenses are detailed in the table below.
Unusual charges reported in earnings (loss) from continuing operations

(unaudited)	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
(in thousands of Canadian dollars)	Jun. 30/06	Jun. 30/05	Jun. 30/06	Jun 30/05

Litigation costs	$—	$29	$250	$2,449
Investigation costs	2,463	605	5,420	2,482
Compensation related expenses	—	(10,000)	2,600	(9,022)
Restructuring costs	4,240	—	5,460	—
Inventory buy back	—	—	—	687
Loss from disposal of fixed assets	—	—	766	—
Gain on sale of land related to settlement with controlling shareholder	—	(1,300)	—	(1,300)
Credit facility fees on financing not pursued	—	1,124	—	1,124
Loss on divestiture of wood blind business in Mexico	—	1,838	—	1,838
Sale process and strategic plan	6,581	1,160	14,031	1,160

Total increase to Operating expenses	13,284	(6,544)	28,527	(582)

Interest income on settlement with controlling shareholder	—	(2,200)	—	(2,200)

Total increase to Interest and financing charges	—	(2,200)	—	(2,200)

Impairment of Goodwill	25,496	—	25,496	—
Net (gain) loss on divestiture activities	(9,891)	—	(17,702)	—

Total increase to Other items	15,605	—	7,794	—

Net increase for the period	$28,889	$(8,744)	$36,321	$(2,782)

For the three-months ended June 30, 2006, the Company incurred higher investigation costs for legal, external audit, and independent forensic accounting expenses, which totalled $2.5 million as compared to $0.6 million in the comparable 2005 reporting period.
Restructuring costs for the three-months ended June 30, 2006 were $4.2 million and primarily relate to the realignment of the organizational structure across the Company.
Costs totalling $6.6 million were incurred in the three-months ended June 30, 2006 for services provided by financial advisors who were assisting the Company with the sale process, including the comprehensive due diligence review, and the business segment profitability analyses related to the Management Improvement Plan.
As a result of the Georgia Gulf Arrangement to acquire all of the common shares of the Company, management has updated its impairment analysis of the carrying value of goodwill and determined that the goodwill related to certain operating units may was impaired. An impairment charge of $25.5 million has been recorded in Other items. Offsetting the goodwill impairment charge are the gains realized on the sale of the excess real estate and other businesses previously announced.
Discontinued Operations and Assets Held for Sale
During the latter half of 2005, the Board approved initiatives to divest certain non-core businesses and assets as part of the Management Improvement Plan. The values of these non-core businesses and assets held for sale have been measured and presented at the lower of the carrying amount or fair value less cost to sell. An impairment loss was recorded in the fourth quarter of 2005 as the carrying value of these business units and assets exceeded their market value. The results of operations and financial position of certain non-core businesses were segregated and presented separately as discontinued operations.
Discontinued Operations
In the first quarter of 2006, Royal Group completed the sale of Royal Alliance Inc. and Amut S.p.A. for an aggregate loss of $6.0 million (pre-tax). Total consideration was $35.0 million, of which proceeds received on closing were $24.0 million. The balance of the consideration of $11.0 million was reduced in the quarter ending June 30, 2006 by repayments of $0.2 million. The outstanding balance of $10.8 million is included in other receivables on the consolidated balance sheet.
In the second quarter of 2006, Royal Group completed the sale of Baron Metals Industries and the sale of certain component parts, including equipment and excess inventory of Royal Ecoproducts Co. for an aggregate gain of $12.7 million. Total consideration received was $29.3 million, of which proceeds received on closing were $25.3 million. The balance of the consideration of $4.0 million remains outstanding and is included in other receivables on the consolidated balance sheet.
Assets held for Sale
In the first quarter of 2006, Royal Group disposed of approximately 550,000 square feet of real estate and Vinyltech Inc, for an aggregate gain of $9.4 million and proceeds of $71.1 million, of which proceeds received on closing were $42.8 million. The balance of the consideration of $28.3 million remains outstanding and is included in current other receivables on the consolidated balance sheet.
In the second quarter of 2006, Royal Group disposed of 210,445 square feet of real estate and a distribution company. The Company recognized an aggregate gain of $12.2 million and proceeds of $45.7 million, of which proceeds received on closing were $42.7 million. The balance of the consideration of $3.0 million is included in current other receivables on the consolidated balance sheet.

Quarterly Financial Information
The following table summarizes Royal Group’s key consolidated financial information for the last eight quarters. The summarized results presented in this table may differ from those results previously reported in 2005 and 2004 as a result of a restatement to reflect operations that have been discontinued.
CONSOLIDATED QUARTERLY RESULTS

(unaudited)	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
(in thousands of Canadian dollars,	ended	ended	ended	ended	ended	ended	ended	ended
except per share amounts)	Jun. 30/06	Mar. 31/06	Dec. 31/05	Sept. 30/05	Jun. 30/05	Mar. 31/05	Dec. 31/04	Sep. 30/04

Net sales	$458,424	$338,084	$404,408	$468,615	$486,680	$336,650	$359,035	$475,911
Earnings (loss) from continuing operations	(40,375)	(18,781)	(116,683)	(5,384)	23,286	(10,065)	(9,274)	31,443
Loss from discontinued operations	7,872	(835)	(154,444)	(1,119)	(4,703)	(1,330)	(26,916)	(7,033)

Net earnings (loss)	(32,503)	(19,616)	(271,127)	(6,503)	18,583	(11,395)	(36,190)	24,410
Basic earnings (loss) per share from continuing operations	(0.43)	(0.20)	(1.25)	(0.06)	0.25	(0.11)	(0.10)	0.34
Diluted earnings (loss) per share from continuing operations	(0.43)	(0.20)	(1.25)	(0.06)	0.25	(0.11)	(0.10)	0.34
Basic net earnings (loss) per share	(0.35)	(0.21)	(2.90)	(0.07)	0.20	(0.12)	(0.38)	0.26
Diluted net earnings (loss) per share	(0.35)	(0.21)	(2.90)	(0.07)	0.20	(0.12)	(0.38)	0.26

Royal Group operates predominately in the seasonal North American renovation, remodelling, and new construction segments of the marketplace. As such, net sales, net earnings and cash flow are impacted by the amount of activity in these segments. The highest revenue generating quarters have traditionally been the three months ended June 30 and September 30. Profitability has been adversely affected by the non-operating charges recorded in certain quarters and the performance of the Company’s non-core business units whose results are reported as discontinued operations.
Financial Results Analysis
Net Sales
The following table summarizes net sales (“sales”) by segment for the three and six-month period ended June 30, 2006 compared to the three and six-month period ended June 30, 2005. Net Sales include only sales from continuing operations. Sales for each segment are shown net of intercompany sales eliminations.

	3 months	3 months	Percentage	6 months	6 months	Percentage
(in thousands of Canadian dollars,	ended	ended	Change	ended	ended	Change
except percentages)	Jun. 30/06	Jun. 30/05	06 vs. 05	Jun. 30/06	Jun. 30/05	06 vs. 05

	(unaudited)	(unaudited)		(unaudited)	(unaudited)

Custom Profiles & Mouldings	$186,562	$200,179	-6.8%	$333,194	$342,735	-2.8%
Building Products	95,614	91,120	4.9%	167,142	152,677	9.5%
Construction Products	81,588	89,163	-8.5%	140,055	148,593	-5.7%
Home Improvement Products	54,886	61,186	-10.3%	81,542	94,518	-13.7%
Window Covering Products	30,346	37,345	-18.7%	58,741	70,970	-17.2%
Materials	8,876	6,680	32.9%	14,660	11,753	24.7%
Support	552	1,007	-45.2%	1,174	2,084	-43.7%

Net sales	$458,424	$486,680	-5.8%	$796,508	$823,330	-3.3%

Consolidated sales for the quarter ended June 30, 2006 were $458.4 million compared to $486.7 million in the quarter ended June 30, 2005, a decrease of $28.3 million or 5.8%. The decline in sales is primarily the result of lower sales volumes and the impact of the weakening of the U.S. dollar on sales offset by higher selling prices initiated during the fourth quarter of 2005.
The Company’s sales in the six-months ended June 30, 2006 decreased by $26.8 million to $796.5 million from $823.3 million in the comparative period last year. This decline occurred primarily in the second quarter due to the factors outlined above.
Custom Profiles & Mouldings
Sales revenue in the quarter ended June 30, 2006 from Custom Profiles & Mouldings decreased by $13.6 million or 6.8% from $200.2 million in 2005 to $186.6 million in 2006. The Custom Profiles and Mouldings segment was able to successfully maintain price increases previously announced in November 2005. Offsetting this were decreases due to volume reductions in the Custom Profiles division as well as the impact of the effect of a weakening U.S. dollar, which significantly contributed to the reduction in year over year second quarter sales revenues.
For the six months ended June 30, 2006, sales revenue from Custom Profiles and Mouldings decreased $9.5 million or 2.8%. Selling price increases in both Custom Profile and Mouldings divisions have contributed positively to net sales revenue however the combined effect of volume reductions in Custom Profiles and the weakening U.S. dollar have resulted in the sales revenue reduction.
Building Products
For the three-months ended June 30, 2006, sales revenue from Building Products, which includes siding and a building products distribution company, was $95.6 million compared to $91.1 million for the three-months ended June 30, 2005, an increase of $4.5 million or 4.9%. This growth is primarily due to higher selling prices, which have increased approximately 8% since the prior year, as well as higher volumes, particularly in the aluminium product segments. Partially offsetting this growth is the impact of a weakening U.S. dollar and an unfavourable change in product mix. The higher volumes have been realized in the U.S. gulf coastal region and Western Canada where substantial new home development has been underway using lower-cost building products. Sales of premium-priced products are down significantly.
For the six-months ended June 30, 2006, sales revenue from Building Products, increased by $14.5 million or 9.5% to $167.1 million. The increase in sales revenue is attributable to higher selling prices, higher sales volume offset by the impact of the weakening U.S. dollar and an unfavourable change in product mix.
Construction Products
Construction Products sales revenue, including pipe and fittings and the non-divested operations of the North American Royal Buildings Systems, decreased $7.6 million or 8.5% from sales of $89.2 million for the three-months ended June 30, 2005 to sales of $81.6 million in the three-months ended June 30, 2006. The majority of this decline was the result of the disposition of a distribution company in May

2006. Price increases in the Pipe and Fittings division, volume reductions across the segment and the effect of a weakening U.S. dollar contributed to the balance of the variance.
For the six-months ended June 30, 2006, sales revenue for Construction Products of $140.1 million decreased $8.5 million from $148.6 million in the six-months ended June 30, 2005. This decline is primarily due to the disposition of the distribution company in May 2006, with the effects of price increases, lower sales volume and a weakening U.S. dollar combining for the balance of the variance.
Home Improvement Products
Home Improvement Products sales include revenue generated through sales of deck, fence and rail products and outdoor storage products. For the three-months ended June 30, 2006, sales revenue was $54.9 million compared to $61.2 million in the three-months ended June 30, 2005, a decrease of $6.3 million or 10.3%. This decline is primarily the result of lower sales volume and the impact of a weakening U.S. dollar. The selling price increases were achieved to appropriately price certain products such as private label fences, which were not previously contributing adequate profits. In addition, during the first quarter of 2006, there was a delay in shipments to a significant customer until contract negotiations were completed in March 2006. This delay contributed to a positive sales revenue variance in the second quarter of approximately $2 million. Lower sales volumes were experienced, primarily from outdoor storage products, where lower sales realized through U.S. retail channels negatively impacted results.
Sales revenue from Home Improvement Products decreased to $81.5 million in the six-months ended June 30, 2006 from $94.5 million in the six-months ended June 30, 2005, a reduction of $13.0 million or 13.7%. Through the first half of 2006 selling price increases implemented in response to record-level crude oil prices and supply and demand disruptions for petroleum-based products in the wake of Hurricane Katrina contributed positively to sales revenue. However, the first quarter delay in shipments during customer contract negotiations, combined with the negative effect of a weakening U.S. dollar led to the overall decrease in sales revenue.
Window Covering Products
Window Covering Products sales for the three-months ended June 30, 2006 decreased $7.0 million or 18.7% to $30.3 million from $37.3 million in the three-months ended June 30, 2005. The decline is due to lower sales volumes. Higher selling prices were offset by the negative effect of a weakening U.S. dollar. The lower sales volume is the result of Window Covering Products focusing on reducing the number of its small volume, low margin customers as well as the divestiture of its wood blind business in Mexico in the early part of the second quarter of 2005.
For the six-months ended June 30, 2006, sales revenue from Window Covering Products was $58.7 million, a reduction of $12.2 million or 17.2% for the six-months ended June 30, 2005 when sales revenue totalled $71.0 million. This reduction is primarily due to lower sales volumes as the company focuses its business on specific channels and product lines. Significant increases in PVC prices last year resulting from the impact of hurricanes necessitated price increases to customers which also led to a decline in volume, coupled with the competition from lower cost imports. Price increases were partially offset by the negative impact of a weakening U.S. dollar also contributed to the reduction in sales revenue.

Materials
Third party material sales from the additives and compounds operations of the materials division were $8.9 million for the three-months ended June 30, 2006, an increase of $2.2 million or 32.9% from $6.7 million for the three-months ended June 30, 2005. Revenue from material product sales to other companies within Royal Group is eliminated through the consolidation process.
Sales revenue from third party material sales increased to $14.7 million in the six-months ended June 30, 2006, from $11.8 million in the six-months ended June 30, 2005 an increase of $2.9 million or 24.7%.
Support
Sales generated through support activities including transportation, real estate, machinery and tooling are primarily made to other companies within Royal Group and are subsequently eliminated through the consolidation process. Third party revenue included income from the rental of real estate and machinery and tooling services that totalled $0.5 million for the three-months ended June 30, 2006 and is marginally down from $1.0 million for the comparative three-months ended June 30, 2005.
For the six-months ended June 30, 2006, third party support revenue decreased to $1.2 from $2.1 million in the six-months ended June 30, 2005. Royal Group anticipates minimal third party revenue in both real estate and machinery and tooling services as the Company is organizing its operations to focus on internal requirements.*
Geographic Sales Distribution
The following chart summarizes sales by geographic area segment for the three and six months ended June 30, 2006 compared to the three and six months ended June 30, 2005.

(in thousands of Canadian dollars,	3 months ended		3 months ended		Percentage Change	6 months ended		6 months ended		Percentage Change
except percentages)	Jun. 30/06%		Jun. 30/05%		06 vs. 05	Jun. 30/06%		Jun. 30/05%		06 vs. 05
	(unaudited)		(unaudited)			(unaudited)		(unaudited)
Canada	$176,164	38.4%	$179,657	36.9%	-1.9%	$281,622	35.4%	283,841	34.5%	-0.8%
United States	274,639	59.9%	299,317	61.5%	-8.2%	502,553	63.1%	524,431	63.7%	-4.2%
Foreign	7,621	1.7%	7,706	1.6%	-1.1%	12,333	1.5%	15,058	1.8%	-18.1%

Net sales	$458,424		$486,680			$796,508		$823,330

For the three and six months ended June 30, 2006, both Canadian and U.S. sales have declined primarily due to lower sale volumes. Foreign sales remained flat for the quarter and on a year to date basis have declined as the Company continues its initiatives to divest of non-core assets; including all foreign operations excluding those in China.
Cost of Sales
For the three-month period ended June 30, 2006, cost of sales was $337.0 million or 73.5% of sales compared to $358.9 million or 73.7% of sales for the three-months ended June 30, 2005, a decrease of $21.9 million or 6.1%. Despite the reduction in sales volumes and the weakening U.S. dollar, which

*	Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

had a $30.0 million favourable impact on U.S. denominated purchases, the cost of sales remains higher than last year due to substantially higher raw material costs as well as higher utility costs offset by lower labour costs.
Cost of sales for the six-month period ended June 30, 2006 was $606.7 million or 76.2% of sales compared to $616.2 million or 74.8% of sales in the six-month period ended June 30, 2005 a decrease of $9.5 million. This decrease is primarily due to a reduction in labour costs of $11.5 million, which was partially offset by marginal increases in both raw material, and overhead costs of $1.3 million and $0.7 million respectively.
Operating Expenses
Selling and Delivery Expenses
For the three-month period ended June 30, 2006, selling and delivery expenses were $56.3 million or 12.3% of sales compared to $63.7 million or 13.1% of sales for the comparative quarter in 2005, a decrease of $7.4 million. The decrease is primarily attributed to reduced delivery and warehousing costs mainly due to lower volumes in Window Covering Products, Home Improvement Products and Custom Profile and Mouldings.
In the six-months ended June 30, 2006, selling and delivery expenses were $109.0 million or 13.7% of sales compared to $119.0 or 14.5% of sales for the comparative period in 2005, a decrease of $10.0 million. This decrease can also be explained by lower delivery and warehousing costs related to lower sales volumes in Window Coverings Products, Home Improvement Products and Custom Profile and Mouldings.
General and Administration Expenses
General and administration expenses increased to $47.1 million or 10.3% of sales in the three-months ended June 30, 2006 compared to $24.0 million or 4.9% of sales in the comparative quarter in 2005. In the six-month period ended June 30, 2006, general and administrative expenses were $88.4 million or 11.1% of sales, an increase of $32.5 million over the comparative period in 2005, when general and administrative expenses were $55.8 million or 6.8% of sales.
The increase in general and administration expenses was driven by the unusual charges discussed above under the heading “Details of Unusual Charges”. In the three-months ended June 30, 2006, professional costs relating to the potential sale of the Company and to support the Management Improvement Plan of $6.6 million were incurred as compared to $1.2 million in the three-months ended June 30, 2005. For the six-months ended June 30, 2006 these costs totalled $14.0 million compared to $1.2 million for the six-months ended June 30, 2005. Investigative costs increased to $2.5 million for the three-months ended June 30, 2006 from $0.6 million in the comparative quarter last year. In the six-months ended June 30, 2006, investigative costs were $5.4 million as compared to $2.5 million in the first half of 2005. The Company also incurred costs to restructure certain business units in the amount of $4.2 million in the three-months ended June 30, 2006, where there was no such charge in the comparative quarter of 2005. Finally the Company also incurred higher compensation expenses in the six-months ended June 30, 2006 including an accrual for management bonuses of $4.2 million as compared to a reversal of previously accrued expenses of $4.6 million in the six months ended June 30, 2005.

Amortization Expense
Amortization expense decreased to $25.1 million for the three-months ended June 30, 2006 as compared to $30.7 million for the three-months ended June 30, 2005. Similarly, the amortization expense for the six-months ended June 30, 2006 has also decreased to $52.1 million as compared to $61.2 million for the six-months ended June 30, 2005.
The decline in amortization expense is due to lower capital spending and the reclassification of certain fixed assets as Assets Held for Sale. Assets Held for Sale are not subject to amortization.
Interest and Financing Charges
Interest and financing charges increased to $16.3 million for the three-months ended June 30, 2006 as compared to $8.5 million for the three-months ended June 30, 2005. The increase is primarily related to the Company recording an $8.6 million interest charge based on the Quebec Tax Assessment received during the quarter and lower interest income of $2.2 million in connection with a settlement with a former shareholder in the previous year. The net increase was partially offset by lower debt levels and the favourable impact of a weakening U.S. dollar on interest expense associated with U.S. dollar denominated debt.
Interest and financing charges for the six-months ended June 30, 2006 was $24.2 million as compared to $14.2 million in the comparative year to date. The factors affecting the current quarter are applicable to current and comparative year to date comparisons.
Income Taxes
During the six-month period ended June 30, 2006, the Company recorded an income tax expense on its pre-tax loss reported under GAAP. The effective tax rate for the year to date was 50.4%, compared to 25.1% in 2005. The effective tax rate for the quarter was 191.5%, compared to the 25.7% in the previous quarter ended March 31, 2006 and 25.3% for fiscal 2005. The change in the income tax rate was substantially due to the impact of Quebec’s retroactive legislation resulting in a one time charge to current income tax expense of $30.7 million and the long term tax rate changes tabled in Bill-C13. On June 22, 2006 Bill-C13 received royal assent that introduced among other changes an increase in the general rate reduction from 7% to 7.5% effective on January 1, 2008 to 8% on January 1, 2009 and to 9% on January 1, 2010, to increase M&P deduction to mirror the general rate reduction and to eliminate the corporate surtax effective January 1, 2008. As a result of the rate changes, the Company’s Canadian future tax liability resulting from its long term timing differences was reduced by $9.0 million.
Net Loss
Royal Group’s consolidated net loss was $32.5 million or a loss of $0.35 per share for the three-months ended June 30, 2006 compared to net income of $18.6 million or earnings of $0.20 per share for the three-months ended June 30, 2005. For the six-months ended June 30, 2006, the Company’s consolidated net loss was $52.1 million or a loss of $0.56 per share compared to net income of $7.2 million or earnings of $0.08 per share for the six-months ended June 30, 2005.

Non GAAP Measures
Earnings Before Interest, Taxes, Depreciation and Amortization
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a recognized financial measure under Canadian or U.S. GAAP. The Company has excluded Other items from the calculation of EBITDA as this item is not expected to be recurring in nature. Management has traditionally evaluated its segments based on EBITDA, and believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Company’s performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Company’s method of calculating EBITDA may differ from those utilized by other companies, and accordingly, the Company’s EBITDA may not be comparable to EBITDA as calculated by other companies.
The following table provides the Company’s calculation of EBITDA which is not reported within the body of the June 30, 2006 interim Unaudited Consolidated Financial Statements.

		(Restated)		(Restated)
	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
(in thousands of Canadian dollars, except percentages)	Jun. 30/06	Jun. 30/05	Jun. 30/06	Jun. 30/05
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income (loss) from continuing operations before income taxes and minority interest	$(13,854)	$31,551	$(39,508)	$18,049
Interest and financing charges	16,306	8,543	24,171	14,240
Other items	15,605	—	7,794	—
Amortization	25,077	30,694	52,057	61,158

EBITDA	$43,134	$70,788	$44,514	$93,447

EBITDA as a percentage of Net Sales	9.4%	14.5%	5.6%	11.3%

EBITDA for the three-months ended June 30, 2006 has declined by $27.7 million to $43.1 million, or 9.4% of net sales compared to $70.8 million or 14.5% of net sales for the three-months ended June 30, 2005. Included in EBITDA are unusual charges of $13.3 million for the three-months ended June 30, 2006 versus a recovery of $6.5 million in the comparable period in 2005, accounting for $19.8 million of the overall decline in EBITDA. The increase in unusual charges is primarily related to higher costs incurred related to the sale process and the strategic plan, and restructuring costs. The remaining reduction in EBITDA for the quarter is primarily due to the weakening U.S. dollar.

C. Financing and Risk Management
Liquidity and Capital Resources
Cash Flow
The Company had negative cash flow from continuing operating activities of $5.3 million for the three-months ended June 30, 2006 as compared to a positive cash flow of $54.8 million for the three-months ended June 30, 2005. The decline in cash flow from continuing operating activities is primarily the result of lower earnings from continuing operations as a result of the one-time charges. The negative cash flow from operations in the current quarter was offset with the proceeds from the sale of non-strategic assets of $45.4 million from continuing operations and included in the cash flow from discontinued operations is proceeds from the sale of non-strategic companies of $24.5 million.
For the six-months ended June 30, 2006 the Company had negative cash flow from continuing operating activities of $66.2 million compared to negative cash flow of $42.9 million for the six-months ended June 30, 2005. The decline year over year is primarily due to lower earnings in the current year related to the significant one-time charges. The lower earnings were partially offset by a decline in the overall change in working capital. For the six months ended June 30, 2006 the cash flow from operating and investing activity was negative $11.8 million compared to a negative cash flow of $82.0 million for the six-months ended June 30, 2005. The increase in cash flow from operating and investing activities for the six-months ended June 30, 2006 was due to the proceeds received from the sale of non-strategic assets of $88.8 million.
Working Capital
Working capital increased to $190.9 million at June 30, 2006 as compared to $166.1 million at December 31, 2005 and decreased from $261.5 million at June 30, 2005. The primary reasons for the increase compared to December 31, 2005 is an increase in accounts receivable and inventory offset by the impact of divestitures and an increase in current liabilities due to the Quebec tax liability booked in the current quarter. The decline in working capital compared to June 30, 2005 can be attributed mainly to divestitures, reduced inventory levels, a slight reduction in accounts receivable, an increase in current liabilities due to the Quebec tax liability booked in the current quarter offset by a reduction in the Company’s bank indebtedness. Days accounts receivable outstanding increased to 67 days at June 30, 2006 from 52 days at December 31, 2005, and is lower than at June 30, 2005 when days were 69 days, based on a twelve month rolling average of continuing operations. The increase in days receivable from December to June is due to the seasonality of the Company’s business with higher sales in the current quarter causing accounts receivable balances to increase. Days inventory on hand has decreased to 106 days at June 30, 2006 as compared to 112 days at December 31, 2005 and 111 days at June 30, 2005. The continual decrease in days inventory is due to lower production volumes and inventory management practices in an effort to lower the overall level of inventory on hand.
The current ratio has increased to 1.35 at June 30, 2006 compared to 1.28 at December 31, 2005, and has declined from 1.44 at June 30, 2005. The primary reason for the increase since December is due to the reclassification of certain other receivable to current assets as discussed above. The main reason for the decline since June 30, 2005 is the Quebec tax liability charged in the current quarter due to the changes in Bill 15.

Capital Spending
Capital spending for continuing operations increased by $4 million for the three-months ended June 30, 2006 to $21.1 million compared to $17.1 million for the three-months ended June 30, 2005. The increase is primarily attributable to the plant expansion at the Company’s cellular trim facility located in Bristol, Tennessee as the Company is now using this location to produce vinyl window profiles for the U.S. Southeastern marketplace.
Capital spending from continuing operations decreased by $3.3 million for the six-months ended June 30, 2006 to $33.5 million compared to $36.8 million for the six-months ended June 30, 2005. The decline on a year to date basis is the result of various other capital programs being deferred pending the completion of the organizational realignment partially offset by capital spending related to upgrading production lines for better efficiencies.
Commitments and Other Contractual Obligations
The below table summarizes contractual obligations due by period.
Contractual obligations by period
(unaudited) (in thousands of Canadian dollars)

	2006	2007	2008	2009	2010	Thereafter	Total

Long-term debt — principal repayments	$44,727	$128,331	$—	$—	$116,532	$—	$289,590
Long-term debt — interest payments	$9,115	$16,008	$8,041	$8,041	$2,345	$—	$43,550
Operating leases	$5,823	$3,871	$7,101	$4,941	$2,346	$37	$29,119
Purchase obligations	$85,977	$171,951	$171,951	$171,951	$171,951	$171,951	$945,732
Other long term obligations	$231	$152	$117	$61	$33	$10	$604

Total contractual obligations	$145,873	$325,313	$187,210	$184,994	$293,207	$171,998	$1,308,595

Included in purchase obligations is a long-term agreement with Westlake Vinyls Inc. (“Westlake”) for the annual purchase of up to 460 million pounds of vinyl chloride monomer (“VCM”). The agreement with Westlake included a pricing mechanism linked to data published in two specific industry trade magazines. On January 1, 2006, one of the industry trade magazines ceased publishing the relevant data. Royal Group and Westlake have made efforts to renegotiate a new pricing mechanism but have been unable to agree on a mutually acceptable method. As a result, on April 7, 2006, Royal Group filed a Notice of Application seeking a court order declaring that this long-term agreement with Westlake is void and unenforceable. Subsequently, Westlake filed its own Application seeking a determination that the supply agreement is valid. In efforts to resolve this dispute, the Company and Westlake entered in discussions aimed at arriving at a new mutually agreed pricing mechanism. Those discussions did not result in an agreement and the applications by the parties are now scheduled to be heard by the court in late October, 2006. *
Debt/Capital Resources
Total debt at June 30, 2006 was $441.5 million, a decrease of $14.9 million from $456.4 million as at December 31st, 2005. Slightly more than half of the decrease in total debt reflected the translation impact of a stronger Canadian dollar on the Company’s US Dollar-denominated debt. The balance of the decrease resulted from reduced utilization of the Company’s revolving credit facility, as the Company used cash generated from the sale of non-strategic assets to fund operations. The Company reports debt balances net of cash on hand, and as a result, net debt equals total debt. Both net debt

*	Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

and total debt as a percentage of capital were 29.6% at June 30, 2006, compared to 29.1% at December 31, 2005.
Capital resources available to support the Company’s liquidity requirements at June 30, 2006 included the following:
The Company entered into a credit agreement as of February 21, 2005 with a syndicate of three banks, which provides for a $312.5 million committed, secured multi-currency revolving credit facility to be made available to the Company and certain of its U.S. subsidiaries. This credit facility contains provisions to reduce the available limit to reflect any asset dispositions other than accounts receivable and inventory. The credit agreement was subsequently amended to reduce the available limit of the credit facility by an amount equal to all divestiture proceeds in excess of $100.0 million. As a result, the available limit under the credit facility as at June 30, 2006 was $266.1 million. The credit facility may be used for general operating and corporate purposes, and was initially drawn to repay the term bank loan owed under a previous credit agreement dated as of August 1, 2000. The credit facility is secured by a pledge of substantially all the assets of the Company and its subsidiaries, and by upstream guarantees from various non-borrowing subsidiaries. Under the terms of the credit agreement, the Company is required to satisfy various financial and other covenants, including the maintenance of certain financial ratios. The Company was in compliance with these covenants as at June 30, 2006. The agreement was extended as of December 21, 2005, and matures December 31, 2006.
Borrowings under the credit agreement are available at the Company’s option by way of Canadian prime rate advances, base rate Canada advances, Canadian bankers acceptances, base rate U.S. advances, LIBOR Advances, or swing-line advances, plus an interest rate margin, as well as by way of letters of credit.
In addition to the above, credit facilities totalling the equivalent of $27.3 million (December 31, 2005 — $68.5 million) have been arranged with various local banks to assist certain of the Company’s international subsidiaries in funding their operations. The terms and conditions of these arrangements vary in accordance with local practices, and the Company has guaranteed repayment of a portion of the amounts drawn under certain of the facilities in the event of a default by the borrowing subsidiary. As of June 30, 2006, a total of $27.3 million (December 31, 2005 — $41.9 million) was drawn under these facilities.
The Company expects to continue to meet its operating cash requirements, including required working capital investments, capital expenditures, and scheduled repayments of debt, from cash flow from operations, proceeds realized from the divestiture of assets held for sale, and its committed borrowing capacity*.
Outstanding Share Data
The Company’s share capital consists of 93,444,502 common shares, which remains unchanged from the amount reported at December 31, 2005. At June 30, 2006, there were 1,105,000 restricted share units under the Company’s Senior Management Incentive Plan, which represents a net reduction of 110,000 units. The number of outstanding options under the Company’s employee stock option plan also decreased during the first six months of 2006. At June 30, 2006, there were 2,260,828 options outstanding, representing a net reduction of 932,000 due to cancelled and expired stock options exceeding new stock options grants. The Company’s Directors Deferred Stock Unit Plan increased from 107,988 to 118,932 deferred stock units at June 30, 2006, with a total recorded value of $1.5 million.

D. Operating Environment
Competition
Royal Group is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American marketplace. In the markets in which Royal Group competes, its products face competition from plastic and alternative materials. In the window and door profile market, the Company faces competition from wood and aluminum products. In the exterior cladding market, the Company’s products face competition from cement, brick, wood, stucco, stone, concrete and aluminum products. The Company faces competition from concrete products in the outdoor storage market and metal products in the pipe and fittings market. Similarly, the Company faces competition from fabric, wood and aluminum products in the window coverings market. Historically, Royal Group’s PVC (vinyl) based products have generally been gaining market share at the expense of alternative materials, due to PVC’s superior qualities, including its low maintenance, durability and ease of installation/fabrication.
The competitive environment in the vinyl building products industry has been intensifying, with market sectors such as vinyl siding and vinyl window profiles reaching more mature phases of their product life-cycles. In addition, competition from countries such as China has become significant for certain price-sensitive products, particularly in the window coverings marketplace.
The strategies being employed by Royal Group to compete vary by core business unit. Generally, Royal Group is increasingly targeting growth through penetration of the wood segments of its markets, with its proprietary lines of low-maintenance, aesthetically pleasing cellular and composite products. In addition, Royal Group is improving its cost structure, to enable it to compete favourably in the businesses where competition is intensifying due to market maturation. Initiatives to enhance cost position include plant consolidations, deployment of higher-speed tooling and equipments, utilization of lean manufacturing and statistical process control techniques, as well as use of advanced raw material formulation technologies.*
Investigations
The Royal Canadian Mounted Police (“RCMP”) continues its previously announced investigation. The OSC also continues its investigation of Royal Group with respect to disclosure, financial affairs and trading in the shares of the Company. During 2005, the Company received notification that the SEC is investigating the Company’s past accounting practices and disclosures. As part of these ongoing investigations, the Company has received various requests for information, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. Management is unable to determine if these investigations will have a material impact on the Company and its previously reported financial statements. No amount has been accrued in the financial statements with respect to these investigations. Direct costs incurred to support the investigations are being expensed.

*	Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

Class Action Lawsuits
Royal Group and certain of its former officers and directors have been named as defendants in a consolidated shareholder class action lawsuit filed in the United States District Court for the Southern District of New York (the “U.S. Class Actions”). The Group and certain of its former officers and certain former and current directors have been named as defendants in a shareholder class action lawsuit filed in the Ontario Superior Court of Justice (the “Canadian Class Action”). The U.S. Class Action and Canadian Class Action include allegations of non-disclosure of certain related-party transactions.
The U.S. Class Action seeks certification of a putative class comprised of: (i) all United States citizens and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange (the “NYSE”) or the Toronto Stock Exchange; and (ii) all foreign persons and entities that purchased or otherwise acquired the common stock of Royal Group on the NYSE between February 24, 2000 and October 18, 2004. The U.S. Class Action seeks unspecified damages for violation of sections 10(b) and 20(a) of the Securities Exchange Act of 1934, reasonable costs and attorneys’ fees and other relief the court may deem appropriate.
The Canadian Class Action seeks certification of a putative class comprised of all persons who acquired securities of Royal Group from February 26, 1998 to October 18, 2004. It claims damages for oppression and negligent misrepresentation of $700 million, punitive damages of $300 million, pre and post judgment interest, costs and such other relief the court may deem appropriate.
Royal Group intends to vigorously defend itself in these lawsuits. The Company is presently unable to determine the likelihood of loss, if any, as a result of these shareholder class actions and no amount is accrued in the financial statements.
Criminal Investigation by the Antitrust Division of the United States Department of Justice
The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principal to resolve the matter with the Department of Justice for an amount the company had previously accrued in its financial statements to settle the matter. The Company has not yet finalized an agreement with the Department of Justice.
The Company has also been contacted by counsel for a group of civil plaintiffs (direct purchasers) that have indicated their intention to commence litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.
Derivative Action
As noted in Note 22 of the 2005 audited consolidated financial statements, the Company has received a demand letter from U.S. counsel for an individual shareholder. It threatens a court application for leave to bring a derivative action on behalf of the Company against certain former officers of the Company in respect of related party transactions, as well as senior officers and directors of the Company since January 1998, if the Company itself does not commence the demanded action. The

Company’s Audit Committee is in the process of reviewing the demand and will make a recommendation to the Board on how to proceed.
Special Investigative Committee
In October 2005, the Special Committee advised OSC staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee’s mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the “Investigation”). The Investigation focuses on the period from 2000 to 2003.
The Investigation to date has included a review of certain of the Company’s historical accounting records, available supporting documentation at the Company’s head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.
The Investigation identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for a few days for certain months in 2000 and 2001, and certain quarterly journal entries for the period under review.
The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues.
The Investigation also identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements.
The Investigation and the ongoing investigations by the OSC, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.
Financial Reporting and Disclosure
Management have made certain assessments of weaknesses in the financial reporting structure including, a lack of clearly defined policies and procedures, an accounting function that lacked clear organization and accountability, few qualified accounting professionals, insufficient review and supervision, an understaffed internal audit team whose resources have been diverted to dealing with other issues including responding to queries related to the investigations, and financial reporting systems that do not share a common platform and that require extensive manual interventions.
Steps have been and are being taken to address these weaknesses. Plans are being developed to roll out a common set of company wide policies and procedures. The Company is migrating all core businesses to a common accounting and information systems platform with the implementation JD Edwards Enterprise Resource Planning Solution. Weaknesses in processes are continuously being identified and corrective measures are and will be developed and implemented. Financial staffing levels have increased, and in certain cases staffing has changed, with the recruitment of highly capable and qualified accountants. In addition, there is currently an ongoing external search for a senior manager to oversee the Internal Audit function. Management conducted additional reviews in areas of concern and to management’s best knowledge and belief, the financial statements do not contain any material errors.
In regards to disclosure, Royal Group has established and rolled out policies including a Code of Business Conduct and Ethics, a Confidentiality and Insider Trading Policy and a Disclosure Policy and has also set up a Whistleblower Hotline that is managed by a third party service provider with all Hotline reports being provided to the Chair of the Audit Committee. In addition, a Disclosure Committee was established in 2005 comprised of internal management. Certain disclosure controls and procedures have been put in place to ensure that information required to be disclosed by Royal Group in the reports that it files with securities regulators, is recorded, processed, summarized and communicated to management on a timely basis. The Company has evaluated these disclosure controls and procedures and has determined that they are operating effectively.
Risks and Uncertainties
The Company operates in many markets each of which involves various risks, uncertainties and other factors affecting the Company specifically, its industry or the markets generally. The Company’s future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Company’s actual results and could cause the Company’s actual results for fiscal 2006 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; including, without limitation, the proposed Arrangement agreement with Rome Acquisition Corp., a wholly owned subsidiary of Georgia Gulf Corporation, the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC, the outcome of the class action shareholder lawsuits against the Company filed in the United States and Canada and the outcome of the discussions with the SEC on the Company’s historical disclosure; fluctuations in the level of renovation, remodelling and construction activity; changes in the Company’s product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Company’s outstanding debt and current debt ratings; the Company’s ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company’s ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants of the Company’s credit facilities; changes in the Company’s product mix; the growth rate of the markets in which the Company’s products are sold; market acceptance and demand for the Company’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; changes in securities, environmental or health and safety laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:
• The Company is currently working to refinance its debt structure by December 31, 2006, the expiry of its current bank credit facility. The Company expects that this refinancing will enable it to maintain adequate liquidity. The Company cannot confirm that the refinancing initiative will be successful. If obtained, such refinancing may be on terms and conditions that impose additional costs and operating constraints on the Company.
• The Company’s business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. As a result, the demand for the products manufactured and distributed by the Company is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general. Future economic downturns could reduce demand for Royal’s products and could have a material adverse effect on Royal’s business, operations and financial condition.
• The price and availability of raw materials, in particular PVC resin and VCM represent a substantial portion of the costs to manufacture the Company’s products. Historically, there have been fluctuations in these raw materials’ prices, in particular for PVC resin and VCM and in some instances price movements have been volatile and affected by circumstances beyond the Company’s control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such cost increases without significantly affecting its margins. In addition, the Company has occasionally found certain raw materials to be in short supply. The Company could experience materially adverse effects on its business, operations and financial condition if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Company.
• Energy costs, in particular electricity and fuel, represent a component of the costs to manufacture the Company’s products. Historically, there have been fluctuations in the cost of energy and in some instances price movements have been volatile and affected by circumstances beyond the Company’s control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of electricity to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins.
• The RCMP continues its previously announced investigation. The OSC also continues its investigation of the Company with respect to disclosure, financial affairs and trading in the shares of the Company. During 2005, the Company received notification that the SEC is investigating the Company’s past accounting practices and disclosures. As part of these investigations, the Company received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. The Company is unable to determine if these investigations will have a material impact on the Company and its previously reported financial statements. No amount has been accrued in the financial statements.
In addition, the SEC has commented on the Company’s Form 40-F in respect of fiscal 2004, fiscal 2005 and its quarterly filings in 2005. The SEC has raised some comments related to the Company’s goodwill valuation and the full valuation allowance of the Company’s U.S. future tax losses. The process of responding to SEC’s comments is ongoing but not yet complete and may require adjustments to the financial statements in respect of these matters.
• The Company and certain of its former officers and certain former and current directors have been named as defendants in a consolidated class action shareholder lawsuit filed in the United States

District Court for the Southern District of New York and in the Ontario Superior Court of Justice. Please see note 22 to the audited Consolidated Financial Statements and “Operating Environment — Class Action Lawsuits” for further discussion on this topic.
• The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principal to resolve the matter with the Department of Justice for an amount the company had previously accrued in its financial statements to settle the matter. The Company has not yet finalized an agreement with the Department of Justice.
The Company has also been contacted by counsel for a group of civil plaintiffs (direct purchasers) that have indicated their intention to commence civil litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.
• As the Company carries out a significant portion of its activities in foreign markets (primarily the U.S.); it is exposed to the risk of foreign exchange fluctuations. If the Canadian dollar gains value against these other currencies, the Company’s results of operations and financial condition could be materially adversely affected. The Company attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Company may not be able to offset any or all of its foreign market risks. While the Company has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may in the future, if deemed necessary.
• The Company faces substantial competition throughout its product categories and geographical regions. Some of the Company’s competitors have financial and other resources that are substantially greater than the Company’s, and may be able to make larger capital expenditures that will give them a competitive advantage. Royal Group also competes against foreign competitors with lower cost structures, particularly in its consumer product lines, and these competitors may be able to compete more effectively in an aggressive pricing environment. Such competition could result in lower sales or downward price pressure on the Company’s products, which may adversely affect its revenues, gross margins and cash flows.
• The Company’s operations and properties are subject to laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean-up of contaminated properties as well as water discharges, waste management and workplace health and safety. Such laws and regulations frequently change, are different in every jurisdiction, and can impose substantial fines and sanctions for violations. The Company’s operations and properties must comply with these laws, and must adapt to regulatory requirements in all jurisdictions as these requirements change. The Company has experienced, and continues to experience, both operating and capital costs to comply with environmental laws and regulations. In addition, although the Company believes its operations are currently substantially in compliance, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the potential imposition of new clean-up requirements, and new claims for property damage or personal injury arising from environmental matters could require the Company to incur costs or become the basis for the new or increased liabilities that could have a material adverse effect on its business, operations and financial condition.

• The Company’s business is exposed to products liability risk and the risk of negative publicity if its products fail. Although the Company maintains insurance for products liability claims, the amount and scope of its insurance may not be adequate to cover a products liability claim that is successfully asserted against it. In addition, products liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms or at all. The Company cannot provide assurance that it has, or will continue to have, adequate insurance coverage against possible products liability claims.
• The Company is subject to laws, regulations and standards relating to corporate governance and public disclosure in the United States. In particular, securities regulatory authorities in the United States have introduced, pursuant to Section 404 of the Sarbanes-Oxley Act, laws that require the Company to undertake an evaluation of its internal control over financial reporting, and attestations of the effectiveness of its internal control over financial reporting by its independent registered public accounting firm. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. In the course of Royal Group’s ongoing evaluation of its system of internal control over financial reporting, the Company may identify areas requiring improvements. To the extent that the Company identifies internal control weaknesses which require correction, the Company may be required to incur expenditures or costs which, if significant, could adversely affect the Royal Group’s operating results. In the event that, due to the complexity of certain internal control systems, the procedures, certification and attestation required by Section 404 of the Sarbanes-Oxley Act are not completed by the required deadline in respect of the Company’s 2006 fiscal year, or the Company’s CEO, CFO or independent registered public accounting firm determines that the Company’s internal control over financial reporting is not effective as defined under Section 404, the Company’s reputation, financial condition and the value of the Royal Group’s securities could be adversely affected.

E. Accounting Policies and Non GAAP Measures
Critical Accounting Estimates
In the 2005 Annual Audited Financial Statements and Notes thereto, as well as the 2005 Annual MD&A, management has identified the accounting policies and estimates that are critical to the understanding of the Company’s business operations and results of operations. For the three and six-month period ended June 30, 2006, there are no changes to the critical accounting policies and estimates from those found in the 2005 Annual Audited MD&A.
New Accounting Standards
In the 2005 Annual Audited Financial Statements and Notes thereto, as well as in the 2005 Annual MD&A, the Company disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3855 “Financial Instruments- Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”. These handbook sections are effective for interim and annual financial statements commencing in 2007. The Company is continuing to assess the impact of these new standards.
Related Party Transactions
For the three and six months period ended June 30, 2006, related party transactions with companies related to the former controlling shareholder totalled nil and $0.1 million, respectively. Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $0.4 million for the three months ended June 30, 2006 and $1.2 million of the six months ended June 30, 2006.
These related party transactions were in the normal course of the Company’s business relating either to products typically manufactured by the Company and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.
For additional information refer to note 23 of the June 30, 2006 interim Unaudited Consolidated Financial Statements.